UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 24, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

This Report on Form 6-K contains a Stock Exchange Announcement dated 24 January 2018 entitled ‘VODAFONE APPOINTS MICHEL DEMARÉ AS A NON-EXECUTIVE DIRECTOR’.

RNS Number : 7630C

24 January 2018

24 January 2018

VODAFONE APPOINTS MICHEL DEMARÉ AS A NON-EXECUTIVE DIRECTOR

Vodafone Group Plc today announces the appointment of Michel Demaré as a Non-Executive Director with effect from 1 February 2018.

Michel Demaré served as Chief Financial Officer of ABB from 2005 to 2013 and was Chairman of the Board of Syngenta from 2013 to 2017. He currently is the independent Vice Chairman at UBS, having joined the board in 2009. Michel began his career at the multinational banking division of Continental Illinois National Bank of Chicago, before spending 18 years with Dow Chemical in several finance functions. He was CFO Europe of Baxter International from 2002 to 2005, before moving to ABB as CFO. He holds a degree in applied economics from the Université Catholique de Louvain, and an MBA from the Katholieke Universiteit Leuven.

Michel Demaré is also a board member for Louis Dreyfus Company Holdings BV, the vice-chairman of the Supervisory Board of the IMD Business School in Lausanne, and an advisory board member of the Department of Banking and Finance at the University of Zurich.

Vodafone Group Chairman Gerard Kleisterlee said: “I’m delighted that Michel has agreed to join the Vodafone board. He brings a wealth of international business experience and we’re looking forward to working with him.”

There are no other disclosures to be made under Listing Rule 9.6.13.

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 19 markets. As of 30 September 2017, Vodafone Group had 522.8 million mobile customers and 18.8 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit:  www.vodafone.com.

This information is provided by RNS

The company news service from the London Stock Exchange

END

BOALIFEDLRISFIT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 24, 2018	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company
Secretary